IN THE MATTER OF

FILE NO. 70-8411

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Ventures, Inc. 10435 Downsville Pike Hagerstown, MD 21740

_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson                                     Anthony Wilson
Vice President and General Counsel                 Senior Counsel
Allegheny Energy, Inc.                                      Allegheny Energy Service Corporation
10435 Downsville Pike                                     10435 Downsville Pike
Hagerstown, MD 21740                                   Hagerstown, MD 21740

This certificate is filed pursuant to Rule 24 for the quarter ended June 30, 2002. Through June 30, 2002, Allegheny Energy, Inc. (Allegheny Energy) has made capital contributions to Allegheny Ventures, Inc. (Allegheny Ventures) and its subsidiaries totaling $180,058,790, resulting in second quarter activity of $11,039,538. During the second quarter of 2002, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny Energy's core business. Activities performed by Allegheny Ventures during the second quarter of 2002 included, but were not limited to the following investments. Other specific activities performed by Allegheny Ventures during the second quarter of 2002 are shown below.

I.   Description of Activities

  Consulting and Engineering Services

Allegheny Ventures through its subsidiaries provided engineering, consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

  Energy Management Services:

APS Cogenex

Allegheny Ventures and EUA-Cogenex continue to provide energy management services under the terms of their joint venture agreement for APS Cogenex. Activities related to the joint venture and the development of energy management activities have been limited to a selected focus area. There have been no efforts to expand the joint venture activities to new customers. It is anticipated that the potential for additional development projects at the selected location are limited at this time. No additional investments were made during the quarter.

Fellon-McCord Associates, Inc. / Alliance Energy Services Partnership

Allegheny Ventures provides energy consulting and management services through Fellon-McCord Associates, Inc. (Fellon-McCord), and natural gas and other energy-related services to large commercial and industrial end-use customers through Alliance Energy Services. Allegheny Ventures owns 100% of Fellon-McCord & Associates, Inc. Alliance Energy Services Partnership is owned by Allegheny Ventures (50%) and Alliance Gas Services Holdings, LLC (50%). Alliance Gas Services Holdings, LLC was formed on March 1, 2002. Alliance Energy Gas Services Holdings, LLC is 60% owned by Allegheny Ventures and 40% owned by Energy

Corporation of America (ECA). Other than the guarantees set forth in Section II, no additional investments were made in the second quarter.

C. Electric Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs)

Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P. (LAEEF), a limited partnership formed to invest in and develop electric energy opportunities in Latin America. During the second quarter of 2002, Allegheny Ventures recorded a reserve of $3,237,000 for the probable impairment of the LAEEF investment. The impairment of the asset is due to the severe economic conditions in Latin America.

Allegheny Ventures had no new investments in Fondelec GP, LP in the second quarter of 2002. The net investment by Allegheny Ventures at June 30, 2002 was $20,689.

D. Real Estate Activities

Allegheny Ventures is engaged in various land management activities related to unused real property owned by its affiliates, including investigation of a joint venture with a real estate developer to develop and market a portion of these properties.

Allegheny Ventures application - declaration filed with the SEC in the fourth quarter of 2001, seeking authorization to transfer certain non-utility property identified as Friendship Technology Park, remains pending before the SEC due to ongoing changes in the transaction structure. No investments were made during the quarter.

E. Development Activities

Allegheny Energy Solutions, Inc. (Allegheny Energy Solutions), specializes in designing and providing comprehensive on-site power alternatives. During the second quarter, Allegheny Energy Solutions received capital contributions of $7.6 million from the parent for ongoing operations. As of June 30, 2002, Allegheny Energy had invested a total of $27.6 million in Allegheny Energy Solutions.

As of June 30, 2002, the Allegheny Ventures/ Leasing Technologies, Inc. (LTI) filing before the SEC had not been withdrawn pending resolution of related potential litigation. Allegheny Ventures recorded an impairment reserve in the second quarter ended June 30, 2002, of $5,500,000. Allegheny Ventures does not anticipate receiving any preferred stock dividends due to the bank covenants that prevent such payments based on cancellation of its purchase agreement to acquire LTI. In addition to the dividend clause, LTI continues to have financial difficulty due to poor economic conditions. Allegheny Ventures concluded that it is probable that the investment is impaired.

Allegheny Ventures had previously invested $500,000 in Utility Associates, Inc. as a direct result of a funding request viewed as software development cost. Utility Associates, Inc. has virtually no customer base and is therefore deemed probable that the investment is impaired. A reserve was recorded in the second quarter of 2002 for the amount of the investment.

  Communications

Allegheny Ventures, through Allegheny Communications Connect (ACC), provides state-of-the-art communications services for residential and business use. During the second quarter of 2002, Allegheny Energy made capital contributions of $3.6 million for ongoing operating expenses. As of June 30, 2002, Allegheny Energy had invested a total of $75.1 million.

II.   Guarantees or Assumption of Liabilities

Guarantees or assumption of liabilities by Allegheny Energy on behalf of Allegheny Ventures or its subsidiaries:

                     List any actual amounts placed during the second quarter:

                            Alliance Energy Services Partnership               $37.9 million1

III.   Services Provided by Allegheny Ventures to Associate Companies:

        Except as stated above, Allegheny Ventures did not provide any services to associate companies during the second quarter of 2002.

IV.   Factoring Activities:

        Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable during the second quarter of 2002.

1 In the first quarter of 2002, Allegheny Energy, authorized / pledged to issue up to $100 million in guarantees in support of the trading activities of Fellon-McCord and Alliance Gas Services. As of June 30, 2002, $37.9 million in parent guarantees, excluding potential legal fees, had been issued.

                                                                            ALLEGHENY ENERGY, INC.

                                                                            ALLEGHENY VENTURES, INC.

                                                                            By: /S/ MARLEEN BROOKS

                                                                            Marleen Brooks

                                                                            Secretary

Dated: August 29, 2002

Allegheny Ventures, Inc.
Consolidated Statement of Operations

	Unaudited	Unaudited
	Three Months Ended	Six Months Ended
(Thousand of dollars)	June 30,	June 30,
	2002	2002

Operating revenues:	$132,741	$284,064

Cost of revenues:
Natural gas purchases	111,017	229,586
Other	13,339	39,488
Cost of revenues	124,356	269,074
Net revenues	8,385	14,990

Other operating expenses:
Operation expense	5,552	10,810
Depreciation and amortization	385	1,245
Taxes other than income taxes	404	634
Total other operating expenses	6,341	12,689
Operating income	2,044	2,301

Other income and expenses	(9,111)	(10,876)

Interest charges	200	195
Consolidated loss before income taxes and
minority interest	(7,267)	(8,770)

Federal and state income tax benefit	(2,825)	(3,766)
Minority interest	75	196

Consolidated net loss	$ (4,517)	$ (5,200)

Allegheny Ventures, Inc.
Consolidated Balance Sheet

(Thousands of dollars)

Unaudited
June 30, 2002
ASSETS:
Property, Plant, and Equipment:
At original cost	$ 46,277
Accumulated depreciation	(3,314)
42,963
Investments and Other Assets:
Excess of cost over net assets acquired	30,697
Nonutility investments	40,174
Intangible assets	16,531
87,402
Current Assets:
Cash and temporary cash investments	22,625
Accounts receivable:
Electric service	18,565
Other	51,118
Allowance for uncollectible accounts	(2,974)
Materials and supplies - at average cost:
Operating and construction	4,488
Fuel	987
Natural gas retail contracts	11,826
Income taxes receivable	4,766
Prepaid taxes	54
Other	380
111,835
Deferred Charges:
Natural gas retail contracts	2,779
Deferred income taxes	7,422
Other	530
10,731
Total Assets	$252,931

Allegheny Ventures, Inc.
Consolidated Balance Sheet (Cont'd)

(Thousands of dollars)

Unaudited
June 30, 2002
CAPITALIZATION & LIABILITIES:
Capitalization:
Common stock	$ 1
Other paid in capital	180,058
Retained earnings	(41,431)
Other comprehensive income	(445)
138,183

Long-term debt	10,500
148,683

Current Liabilities:
Accounts payable	53,913
Accounts payable affiliates, net	2,347
Deferred income taxes	29
Taxes accrued:
Federal and state taxes	3,996
Other	178
Natural gas retail contracts	26,279
Interest accrued	53
Other	10,966
97,761

Minority interest	2,954

Deferred Credits
Natural gas retail contracts	3,400
Other	133
3,533
Total Capitalization and Liabilities	$252,931